UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR Annual Report

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
PiqPiq, Inc.

Legal status of issuer

  Form
  Corporation

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  January 13, 2015

Physical address of issuer
1922 Lake Street, San Francisco CA 94121

Website of issuer
hearo.live

Current number of employees
0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$342,953	$491,497
Cash & Cash Equivalents	$342,953	$491,497
Accounts Receivable	$0	$0
Short-term Debt	$590,127	$519,129
Long-term Debt	$2,002,000	$1,986,000
Revenues/Sales	$18,600	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	$(759,709)	$(963,383)

April 12, 2023

FORM C-AR

PiQPiQ, Inc.



This Annual Report on Form C-AR (including this cover page and all exhibits attached hereto, this "Form C-AR") is being furnished by PiQPiQ, Inc., a Delaware corporation (the "Company") as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at Hearo.Live no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these

assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

PiqPiq, Inc. is a Delaware Corporation incorporated on January 13, 2015. The Company is currently also conducting business under the name Hearo.Live

The Company is located at 1922 Lake Street, San Francisco CA 94121

The Company's website is Hearo.Live.   The information available on or through our website is not a part of this Form C-AR.

The Business

Hearo provides a platform that connects live audiences to media. Hearo turns media time into friend time and websites into live venues. With a tap or click online sports, shows, classes and events can feel like you're there. Don't watch alone. Talk + Watch Together.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of

their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Hearo.Live may be asked to discontinue its overlay on certain video streaming services.
Hearo.Live overlays various video services, including YouTube, Twitch (Amazon), Vimeo (owned by IAC), Netflix, Amazon Prime, Hulu, Disney+ and various USA TV channels. Each of these vendors have their content protected by digital rights management software. In each overlay scenario, users need an authorized account to access these video streaming services. There is a risk that any of these companies ask us to stop our overlay of their content. It could be the content owner, the content distributor, the digital rights management supplier, or anyone in the pipeline. If they ask us to discontinue our overlay, we may not be able to come to an arrangement with them and they may be able to enforce this block.

We may depend on a few major customers for a substantial portion of our net sales.
Only a few customers may account for the vast majority percent of our net sales. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our major customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

We rely on various intellectual property rights, including licenses in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the

Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The products and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our products and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

BUSINESS

Description of the Business
Hearo is a virtual venue featuring a live audience. With a tap or click online sports, shows, classes and events can feel like you're there. Don't watch alone. Talk+Watch Together.

Business Plan
We plan to generate revenues in multiple ways. We plan to charge business customers for our live connection service at voice over IP (VOIP) rates. We will charge professional service fees. We will take a percentage of any subscription, ticket or other sales. We also plan to have advertising revenues by selling ads on our platform.

The Company's Products and/or Services

Product / Service	Description	Current Market
Hearo.Live	Talk + Watch Together, like you're side by side. Laugh and cheer with friends or fans watching esports on Twitch, shows on YouTube, or whatever brings you together.	Consumers who want to talk and watch YouTube, Twitch and other streams with friends and fans.
Hearo.Live web embed	Hearo embed or "Party Button" turns your website into the place your community gathers, talks and parties together, focused around your videos.	Businesses who wish to turn their website into a live community hub.

Competition
We are a platform that allows users to speak to each other while simultaneously viewing online media. We compete with screen sharing services like Discord, live streaming services like Twitch, and standalone products that allow synchronized viewing, such as Teleparty, Rave.io or Scener.

Customer Base
We have had over 2,000,000 downloads of Hearo.

Intellectual Property
The Company has the following intellectual property:

Patents

Patent/Publication Number	Type	Title	File/Grant/Pub Date	Country
10025491	Utility	Social messaging system for real-time selection and sorting of photo and video content	October 21, 2015	USA
0225844	Utility	Mass media presentation with synchronized audio reactions	July 16, 2020	USA
63287116	Provisional	Method and System for Audio Effects for a Virtual Venue	Dec. 8, 2021	USA
14/025,778	Utility	Processing of online Payment Transactions		USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
To the Company's knowledge, there is no current or pending litigation against the Company.

Other
The principal address is 1922 Lake St. San Francisco, CA, 94121.

Because this Form C-AR focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Edward Lerner	Director and CEO	CEO - Hearo.Live 2017-Present Director of Engineering, Tools, and Technology - Sony Worldwide Studios	Bachelors of Arts, Physics, Intellectual History

KEY PERSONNEL

The key personnel of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
David Futscher	Software Developer	Hearo Live – Software Developer	BA in Computer Science – University of California, Santa Cruz
Matt Toschlog	Software Developer	Hearo Live - Software Devevloper	

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual

or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	20,000,000
Par Value	$0.0001
Amount outstanding/Face Value	8,656,042
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	785,907*
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a predetermined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.68%

* Certain option awards are awaiting the execution of award agreements.

The Company has the following reserved/outstanding convertible securities:

Type/Class of security	KISS
Cash Value of Notes Outstanding	$75,000
Voting Rights	No, but voting rights may be granted upon conversion

Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Additional Terms*	The KISS will convert to three percent (3%) of the Fully-Diluted Capitalization immediately following the Next Financing

Type/Class of security	Convertible Notes
Cash Value of Notes Outstanding	$1,874,000
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Additional Terms	**2015 – 2016 Notes:** $400,000 in total. $2,500,000 Valuation Cap. 6% interest rate. 20% Discount. **2017 – Q1 2020 Notes:** $1,424,000 in total. $6,000,000 Valuation Cap. 6% interest rate. 20% Discount. **Q4 2020 Note:** $25,000. $12,000,000 Valuation Cap. 6% interest rate. 20% Discount. **Q1 2021 Note:** $25,000. $12,500,000 Valuation Cap. 6% interest rate. 20% Discount. The Convertible Notes expire after a set period, as long as 18 months from signing or renewal. Most or all of these notes are due for renewal. Additional information can be found in "Exhibit A – Financials."

Type/Class of security	SAFEs
Cash Value of Notes Outstanding	$875,000
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Additional Terms	$12,500,000 Valuation Cap. 20% Discount. Additional information can be found in "Exhibit A – Financials."

Type/Class of security	SAFEs
Cash Value of Notes Outstanding	$300,000

Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Additional Terms	$25,000,000 Valuation Cap. 20% Discount. Additional information can be found in "Exhibit A – Financials."

Type/Class of security	Crowd SAFEs
Cash Value of Notes Outstanding	$669,997
Voting Rights	No
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Additional Terms	$12,500,000 Valuation Cap. 20% Discount. Additional information can be found in "Exhibit A – Financials."

Type/Class of security	Crowd SAFEs
Cash Value of Notes Outstanding	$224,941.70
Voting Rights	No
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Additional Terms	$25,000,000 Valuation Cap. 20% Discount. Additional information can be found in "Exhibit A – Financials."

The Company has the following debt outstanding:

Creditor	Edward Lerner
Amount outstanding	$55,512
Interest Rate and Amortization Schedule	6%
Description of Collateral	None
Other Material Terms	Edward is the CEO of the Company.
Maturity Date	Jan 1, 2023

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership (vested)
Edward Lerner	5,989,912 Common Stock	74.71%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$18,600	$0	$0.00

Operations

PiqPiq, Inc. ("the **Company**") was incorporated on January 13, 2015 under the laws of the State of Delaware, and is headquartered at 1922 Lake Street, San Francisco CA 94121.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

The Company had $335.452.56 in cash as of Dec. 31, 2022.

Liquidity and Capital Resources

On Jan 16, 2021 the Company completed an offering pursuant to Regulation CF and raised $669,997. On Oct 25, 2022 the Company completed an offering pursuant to Regulation CF and raised $224,942. The Company will likely require additional financing in order to sustain continued operations over the next 18 months.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of

the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Founder Loan

On September 24, 2018 the founder of the company issued an unsecured $50,000 loan to the company, with a 6% interest rate.

Edward Lerner has also participated both as an investor in the convertible notes and in the Crowd SAFEs, in each case in an arm's length transaction on the same terms as other unrelated investors.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form c-ar and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Edward Lerner
(Signature)

Edward Lerner
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form c-ar has been signed by the following persons in the capacities and on the dates indicated.

/s/ Edward Lerner
(Signature)

Edward Lerner
(Name)

CEO, Director
(Title)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A [See attached]

PIQPIQ, INC.

Unaudited Financial Statements for the

Years Ending December 31, 2022 and 2021

PIQPIQ, INC.

BALANCE SHEET

As of December 31, 2021 and 2020

(Unaudited)

ASSETS	2022	2021
Current Assets		
Cash and cash equivalents	$ 342,953	$ 491,498
Total Assets	$ 342,953	$ 491,498
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued interest on convertible notes	$ 539,517	$ 431,162
Accrued interest on founder loan	12,520	9,520
Accrued expenses	33,280	72,857
Credit card payables	4,810	5,590
Total Current Liabilities	**590,127**	**519,129**
Long-Term Liabilities		
Convertible notes	1,949,000	1,949,000
Founder loan	53,000	37,000
Total Long-Term Liabilities	**2,002,000**	**1,986,000**
Total Liabilities	**2,592,127**	**2,505,129**
STOCKHOLDERS' EQUITY		
Common Stock; $0.0001 par value, authorized 20,000,000 shares		
Issued and outstanding shares	8,656,042	16,414,500
Common Stock	867	1,642
Additional Paid in Capital	28,129	28,189
Additional Paid in Capital Crowd SAFEs	894,939	669,997
Additional Paid in Capital SAFEs	1,175,000	875,000
Retained earnings	(4,348,167)	(3,588,458)
Total Stockholders' Equity	(2,249,172)	(2,013,631)
Total Liabilities and Stockholders' Equity	$ 342,953	$ 491,498

PIQPIQ, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2021 and 2020
(Unaudited)

	2022	**2021**
Revenues	18,600	49,998
Cost of Revenues	0	24,998
Net Profit	**18,600**	**24,999**
Operating expenses		
General and administrative	91,436	55,163
Sales and marketing	173,807	395,634
Product Development	401,711	427,868
Total operating expenses	**(666,954)**	**(853,665)**
Other Income		
Interest Expense	(111,355)	(109,717)
Total Other Income	**(111,355)**	**(109,717)**
Net income (loss)	**$ (759,709)**	**$ (963,383)**

PIQPIQ, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2021 and 2020
(Unaudited)

	2022	2021
Operating Activities		
Net Income (Loss)	$ (759,709)	$ (963,383)
Adjustments to reconcile net income (loss)		
Interest expense	111,3555	109,717
Interest (Decrease) in accrued expense	(25.133)	(1,292)
Interest (Decrease) in credit cards		2,514
Net cash used in operating activities	(673,487)	(852,444)
Cash Flows from Financing Activities		
Prior Period Adjustment of interest Accrual	0	7,243
Issuance of Common Stock	0	3,000
Issuance of Convertible notes	0	25,000
Adjustment of Founder's note	0	(13,000)
Issuance of SAFEs	300,000	875,000
SAFEs issued or receivable	224,942	(432,197)
Net change in cash from financing activities	**524,942**	**1,329,440**
Net change in cash and cash equivalents	(148,545)	476,997
Cash and cash equivalents at beginning of period	491,498	14,502
Cash and cash equivalents at end of period	**$ 342,953**	**$491,498**

PIQPIQ INC.
NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

PIQPIQ, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on January 13, 2015. The Company is designing an app where customers can watch videos or live events virtually with their friends. The Company's headquarters are in San Francisco, California. The company began operations in 2015 and began incurring expenses in 2015.

Since Inception, the Company has relied on contributions from owners and securing loans to fund its operations. As of December 31, 2022 the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with issuing additional convertible notes (see Note 8), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022 the Company had $342,953 of cash on hand.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with generally accepted accounting principles, which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2022, as it incurred a taxable loss.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Organizational Costs

Organizational Costs In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. The Company adopted the standard and there is no material impact on the Company's result of operations or financial condition upon adoption of the new standard.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company adopted the standard and there is no material impact on the Company's result of operations or financial condition upon adoption of the new standard.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company adopted the standard and there is no material impact on the Company's result of operations or financial condition upon adoption of the new standard.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LONG TERM DEBT

Convertible Notes

In 2015 the Company issued $250,000 in convertible notes with a 6% rate and an initial maturity date of August 31, 2016 ("2015 Notes"). All of the 2015 Notes have been extended to March 1, 2020.

In 2016 the Company issued $150,000 in convertible notes with a 6% rate and an initial maturity date of September 30, 2017 ("2016 Notes"). All of the 2016 Notes have been extended to March 1, 2020.

In 2017 the Company issued $489,000 in convertible notes with a 6% rate and initial maturity dates of August 31, 2018 ($224,000), September 30, 2018 ($15,000), and January 1, 2020 ($250,000) ("2017 Notes"). 2017 Notes totaling $214,000 have been extended to March 1, 2020.

In 2018 the Company issued $500,000 in convertible notes with a 6% rate and initial maturity dates of September 30, 2018 ($75,000), and January 1, 2020 ($425,000). 2018 Notes totaling $75,000 have been extended to March 1, 2020.

In 2019 the Company issued $335,000 in convertible notes with a 6% rate and maturity dates 18 months after the issuance of the notes ("2019 Notes"). Additionally in 2019 the Company issued a $75,000 noninterest-bearing KISS convertible note. The KISS note is treated as a convertible note for purposes of financial reporting and will convert into 3% of the fully diluted equity of the Company.

In 2020 the Company issued $125,000 in convertible notes with a 6% rate and maturity dates 18 months after the issuance of the notes ("2020 Notes").

In 2021 the Company issued $25,000 in convertible notes with a 6% rate and maturity dates 18 months after the issuance of the notes ("2021 Note").

The conversion price for the 2015 Notes and 2016 Notes is the lesser of 80% of the price per share of Stock received by the Company in the Next Financing or the price per share equal to the quotient of a pre-money valuation of $2,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of the Next Financing assuming full conversion or exercise of outstanding stock options and Notes ("Fully Diluted Capitalization").

The conversion price for the 2017 Notes, 2018 Notes, 2019 Notes and the first $100,000 of 2020 Notes is the lesser of 80% of the price per share of Stock received by the Company in the Next Financing or the price per share equal to the quotient of a pre-money valuation of $6,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of the Next Financing assuming full conversion or exercise of outstanding stock options and Notes ("Fully Diluted Capitalization").

The conversion price for one of the 2020 Notes is the lesser of 80% of the price per share of Stock received by the Company in the Next Financing or the price per share equal to the quotient of a pre-money valuation of $12,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of the Next Financing assuming full conversion or exercise of outstanding stock options and Notes ("Fully Diluted Capitalization").

The conversion price for the 2021 Note is the lesser of 80% of the price per share of Stock received by the Company in the Next Financing or the price per share equal to the quotient of a pre-money valuation of $12,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of the Next Financing assuming full conversion or exercise of outstanding stock options and Notes ("Fully Diluted Capitalization").

Management discovered an error in their accrued interest calculations where accrued interest liability was overstated. Accordingly, the Company has adjusted the interest schedule by adding $7,357 back to retained earnings to properly adjust the overstated interest expense from prior period before 2020. Corrected interest is tracked starting with the year ended December 31, 2020. The Company is in good standing with all convertible note holders, for any past maturity date Management is in negotiations with investors to extend the terms. As of December 31, 2021, the Company had $435,970 of total interest payable on convertible notes.

Founder Loan

On September 24, 2018, the founder of the company issued an unsecured $50,000 loan to the company, with a 6% interest rate. The maturity date of the loan has been extended to Dec. 31, 2022, and is past due as of year-end, Management is in negotiations to extend the terms of the loan.

NOTE 4 – INCOME TAX PROVISION

The Company will be filing its income tax return for the period ended December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

The Company has 20,000,000 shares of common stock authorized. As of December 31, 2021, and 2020, the Company had 16,414,500 and 13,414,500 shares of common stock issued and outstanding, par value $0.0001, respectively.

In 2021, the Company repurchased 6,974,778 of common stock from certificate holders at a price of $0.0001 per share. Upon repurchase those shares and an additional 3,000,000 shares were issued at a price of $0.0001 per share.

Amendment to Certificate of Incorporation

On March 9, 2022, the Company's board of directors authorized a five-for-two split of the common stock. Upon the split, every five (5) shares of issued and outstanding common stock of the Company shall be changed and reclassified into two (2) shares of common stock which shares shall be fully aid and nonassessable shares of common stock for the Company.

Stock Option Plan

In February 2022, the Company's board of directors adopted the 2022 Equity Incentive Plan ("2022 Plan"). Under the 2022 Plan the Company reserved 13,000,000 shares of common stock to be issued thereunder. As of the date of this report the board of directors has approved the issuance of 785,907 options to purchase shares.

Stock Issued

In February 2022, the Company issued an additional 3,628,059 shares of common stock.

Additional Paid-In Capital – SAFEs

The Company had a crowdfunding offering (the "Crowdfunded Offering") of up to $1,070,000 in Simple Agreements for Future Equity (SAFEs), starting in March 2020. In 2020 the Company raised a total of $669,997 with two disbursements, one on June 30, 2020, and the other on November 9, 2020, for a total of $237,800 and the remaining balance paid in 2021. In 2022 the Company raised a second crowdfunding offering of $224,942.

The Crowdfunded Offering is being made through OpenDeal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary received a 6% commission fee and 2% of the securities issued in this offering.

In 2021, the Company issued $875,000 in SAFEs, with discount rates of 80%, from various investors, and from the disbursements of the Republic crowdfunding, which closed in March of 2021. Upon the completion of an equity financing event, the Company will either continue the term of the Crowd SAFE without converting the purchase amount to capital stock, or the SAFEs will be converted into preferred units. The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a subsequent equity financing or the price per share equal to the quotient of a pre-money valuation of $12,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of the Next Financing assuming full conversion or exercise of outstanding stock options and Notes ("Fully Diluted Capitalization").

In 2022, the Company issued $300,000 in SAFEs, from various investors, and from the disbursements of the Republic crowdfunding, which closed in Oct 2022. Upon the completion of an equity financing event, the Company will either continue the term of the Crowd SAFE without converting the purchase amount to capital stock, or the SAFEs will be converted into preferred units. The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a subsequent equity financing or the price per share equal to the quotient of a pre-money valuation of $25,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of the Next Financing assuming full conversion or exercise of outstanding stock options and Notes ("Fully Diluted Capitalization").

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Investor Advisor

One of the investors Jez San, signed an advisory agreement with the Company as a Web3 advisor, while another investor, JF Prata is being considered as a board member.

Management's Evaluation

Management has evaluated subsequent events through April 4, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Edward Lerner, CEO of PiQPiQ, Inc., certify that:

(1) the financial statements of PiQPiQ, Inc. included in this Form c-ar and true and complete in all material respects; and

(2) the tax return information of PiQPiQ, Inc. included in this Form c-ar reflects accurately the information reported on the tax return for PiQPiQ, Inc. filed for the fiscal year ended December 31, 2021

Dated March 16, 2023   /s/ Edward Lerner
                                        Edward Lerner
                                        Chief Executive Officer